SCHEDULE 13G
Amendment No. 5
Sealed Air Corporation
Common Stock $.01 par value


Cusip #: 812-11K-10-0
Item 1:  Reporting Person Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-0
Item 9:  -0-
Item 11: -0-%
Item 12: IA


Cusip #: 812-11K-10-0
Item 1:  Reporting Person Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: -0-%
Item 12: IA


Cusip #: 812-11K-10-0
Item 1:  Reporting Person Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  1,936,731
Item 6:  -0-
Item 7:  1,936,731
Item 8:  -0-
Item 9:  1,936,731
Item 11: 2.3%
Item 12: IN


Item 1(a). Sealed Air Corporation

Item 1(b). Park 80 East, Saddle Brook, NJ
07663

Item 2(a). This statement is
filed on behalf of Tiger Management
L.L.C.("TMLLC"), Tiger Performance
L.L.C. ("TPLLC") and Julian H. Robertson,
Jr. Julian H. Robertson, Jr. is the ultimate controlling person of TMLLC and TPLLC.

Item 2(b). The address of
each reporting person is 101
Park Avenue, New York, NY
10178

Item 2(c). Incorporated by
reference to item
(4) of the cover page
pertaining to each reporting
person.

Item 2(d). Common Stock $.01 par value

Item 2(e).  Cusip # 812-11K-10-0

Item 3. TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4. Ownership is incorporated by
reference
to items (5)-(9) and (11) of
the cover page pertaining to
each reporting person as of 5/31/00.

Item 5. Reporting persons have
ceased to be the beneficial
owners of more than five percent.

Item 6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect.

After reasonable inquiry and
to the best of my knowledge
and belief, I certify that
the information set forth in
this statement is true,
complete and correct.

June 14, 2000

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer of
the Funds

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer of
the Funds

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman Under
Power of Attorney dated
1/11/00 on File with Schedule 13GA No. 4
for Federal Mogul Corp. 5/15/00,
Attached Exhibit

AGREEMENT
The undersigned agree that
this Amendment No. 5 to
Schedule 13G dated June 14, 2000
relating to shares of common stock of
Sealed Air Corporation shall be
filed on behalf of each of
the undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer of
the Funds

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer of
the Funds

JULIAN H.
ROBERTSON, JR.
By:  /s/  Nolan Altman Under
Power of Attorney dated
1/11/00 On file with
Schedule 13GA No. 4 for Federal
Mogul Corp.  5/15/00, Attached Exhibit